Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Novus Therapeutics, Inc. for the registration of debt securities, shares of its common stock, preferred stock, warrants and units for an aggregate offering price of up to $150,000,000 and to the incorporation by reference therein of our report dated March 30, 2018, with respect to the consolidated financial statements of Novus Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Irvine, California

July 23, 2018